UBS Series Funds

c/o UBS Asset Management

1285 Avenue of the Americas

New York, NY 10019-6064

July 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that UBS Series Funds has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended April 30, 2026, which was filed with the U.S. Securities and Exchange Commission on July 6, 2026.

Very truly yours,

UBS Series Funds

By:	/s/ Rose Ann Bubloski
Name:	Rose Ann Bubloski
Title:	Principal Financial Officer